Exhibit 99.1

GRID PROMISSORY NOTE

FOR VALUE RECEIVED, Lorus Therapeutics Inc. (the “Debtor”) hereby promises to pay to or to the order of Herbert Abramson (the “Lender”) the aggregate principal amount in the lawful money of Canada recorded on the grid attached hereto as Schedule 1 and forming part hereof (the “Principal Amount”), with interest calculated at a rate of 10% per annum, payable in the same currency monthly on the last business day of each month. The outstanding Principal Amount, together with any accrued and unpaid interest thereon, will be payable by the Debtor to the Lender on the business day which is the day before the one year anniversary of the date of this grid promissory note (the “Promissory Note”).

The Lender agrees to advance to the Debtor any requested advance under this Promissory Note within two business days of the Debtor’s written request therefor, provided that:

(a)	the amount of any advance shall not exceed Cdn. $300,000 in any calendar month; and

(b)	the Principal Amount shall not exceed Cdn. $1,800,000.

This Promissory Note shall enure to the benefit of and be enforceable by the Lender and any of his respective heirs, executors, administrators or other legal representatives.

All payments hereunder will be made without days of grace, presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the maker and each endorser hereof.

The Debtor irrevocably authorizes the Lender to record on the grid schedule attached hereto as Schedule 1 the principal indebtedness from time to time owing by the Debtor to the Lender and all payments on account of such indebtedness and interest thereon, and, in the absence of manifest error, such schedule will be conclusive evidence of the matters recorded thereon; provided that the failure of the Lender to record or correctly record any advance or payment on the schedule will not affect the obligation of the Debtor to pay the outstanding principal balance of all indebtedness with interest in accordance with the terms of this Promissory Note.

The Debtor hereby acknowledges that the Lender may declare the Principal Amount outstanding under this Promissory Note to be forthwith due and payable, whereupon the same shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Debtor, upon the occurrence of any of the following events:

(c)	the Debtor fails to pay any or all interest payable when due on the last business day of each month;

(d)
the Debtor ceases or threatens to cease to carry on the business currently being carried on by it or a substantial portion thereof or makes or agrees to make an assignment, disposition or conveyance, whether by way of sale or otherwise, of its assets in bulk;

(e)	the Debtor is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) or commits or threatens to commit any act of bankruptcy; or

(f)
the commencement of any proceeding or the taking of any step by or against the Debtor for the dissolution, liquidation or winding-up of the Debtor or for any relief under the laws of any jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or winding-up, or for the appointment of one or more of a trustee, receiver, receiver and manager, custodian, liquidator or any other person with similar powers with respect to the Debtor.

The Principal Amount hereof, together with interest accrued thereon, may at any time be repaid in full by the Debtor without bonus or penalty and with prior written notice to the Lender.

Neither the extension of time for making any payment which is due and payable under this Promissory Note at any time or times, nor the failure, delay, or omission of the Lender to exercise or enforce any of its rights or remedies under this Promissory Note, will constitute a waiver by the Lender of its right to enforce any such rights and remedies subsequently. The single or partial exercise of any such right or remedy will not preclude the Lender’s further exercise of such right or remedy or any other right or remedy.

This Promissory Note will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

DATED as of the___day of ___________________, 2011.

LORUS THERAPEUTICS INC.

Per:______________________________________

Per:______________________________________

Acknowledged and agreed:

                                                    _______________________________________________
Name: Herbert Abramson

SCHEDULE 1

GRID

Date of Advance/ Repayment	Description	Amount of Advance/ Repayment	Principal Amount